Exhibit 99.1

ABENGOA YIELD

Notice of General Meeting on 19 June 2015

Abengoa Yield Plc

Notice of General Meeting (Incorporated and registered in England and

Wales under number 08818211)

Notice of the General Meeting of Abengoa Yield to be held at 1 pm on 19 June 2015 at Great West House, GW1, 17th Floor, Great West Road, Brentford, Middlesex, Greater London, TW8 9DF, United Kingdom is set out at Part 2 of this document.

It is important that your shares be represented and voted at the General Meeting. If you cannot attend and you are a shareholder of record, please vote as soon as possible by completing and mailing the Proxy Card in accordance with the instructions included therein. We would appreciate if you could complete and return the Proxy Card before 11 June 2015, but in any event so as to arrive not later than 1 pm on 17 June 2015.

If you decide to attend the General Meeting, you will be able to vote in person, even if you have previously submitted your proxy. If you hold shares through a bank or broker, or indirectly in a savings plan, please refer to the Proxy Statement set out in Part 3 of this document (“Questions and Answers about Voting”) for further information about voting your shares.

ABENGOA YIELD

Notice of General Meeting on 19 June 2015

Part 1

Chairman’s Letter

Abengoa Yield Plc

Dear Shareholder,

I am writing to you with details of the General Meeting to be held at 1 pm on 19 June 2015 at Great West House, GW1, 17th Floor, Great West Road, Brentford, Middlesex, Greater London, TW8 9DF, United Kingdom. The formal notice of the General Meeting is set out on page 3 of this document. Detailed instructions on how to get to the venue are set out on page 7 of this document.

On 19 May 2015, the Company’s board of directors approved the proposal to appoint Mr Javier Garoz to the role of Chief Executive Officer. Due to my appointment as Chief Executive Officer of Abengoa S.A., I had previously resigned from my position as Chief Executive Officer of the Company and was subsequently appointed by the board as Chairman.

The purpose of this General Meeting is to formally approve the appointment of Mr Javier Garoz as Chief Executive Office of Abengoa Yield plc, in accordance with Abengoa Yield plc’s Articles of Association.

The biography of Mr Garoz can be found below.

Mr Garoz was appointed to the board of directors on 23 February 2015 and his appointment was approved by shareholders at the Company’s Annual General Meeting last month. Until May 18 2015 Mr Garoz was the Chief Executive Officer of Abengoa Bioenergy and, before then, Abengoa’s Strategy and Corporate Development VP since 2012. Before then, he held various executive positions at the Nasdaq listed company Telvent. He holds a bachelor’s degree in Marketing and Business Administration from ESIC University and an MBA from IESE Business School.

The Notice set out at Part 2 of this document sets out the form of the resolution approving Mr Garoz’s appointment.

Yours faithfully,

Santiago Seage
Chairman of the Board of Directors of Abengoa Yield plc

ABENGOA YIELD

Notice of General Meeting on 19 June 2015

Part 2

Notice of General Meeting and Resolution to be Proposed

(Incorporated and registered in England and Wales under number 08818211)

Notice is hereby given that a General Meeting of Abengoa Yield plc (the “Company”) will be held at 1 pm on 19 June 2015 at Great West House, GW1, 17th Floor, Great West Road, Brentford, Middlesex, Greater London, TW8 9DF, United Kingdom to consider and, if thought fit, to pass the Resolution as an ordinary resolution.

The Board considers that the Resolution will promote the success of the Company and is in the best interests of the Company and its shareholders as a whole and, accordingly, the Board recommends voting “For” the Resolution.

Resolution 1 (Ordinary Resolution)

Appointment of Mr Javier Garoz as Chief Executive Officer of Abengoa Yield plc

To approve the appointment of Mr Javier Garoz as Chief Executive Officer of the Company.

See biography and further information in Part 1 of this document.

By order of the board

Directors:

Santiago Seage

Manuel Sanchez Ortega

Daniel Villalba

Enrique Alarcon

Juan del Hoyo

Eduardo Kausel

Jackson Robinson

Maria Jose Esteruelas

William Richardson

Javier Garoz

Irene M. Hernandez (Company Secretary)

London, Wednesday 27 May 2015

ABENGOA YIELD

Notice of General Meeting on 19 June 2015

Part 3

Proxy statement for the General Meeting of shareholders to be held on 19 June 2015

Information concerning proxy solicitation and voting

We have sent you this proxy statement (“Proxy Statement”) and the proxy card (“Proxy Card”) because the Board of Directors of Abengoa Yield plc (the “Company”) is soliciting your proxy to vote at the General Meeting of shareholders (“GM”) to be held at 1 pm on 19 June 2015 at Great West House, GW1, 17th Floor, Great West Road, Brentford, Middlesex, Greater London, TW8 9DF, United Kingdom.

•	Proxy Statement: this Proxy Statement summarizes information about the proposals to be considered at the GM and other information you may find useful in determining how to vote.

•	Proxy Card: the Proxy Card is the means by which you actually authorize another person to vote your shares in accordance with your instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews.

We are mailing the notice of the GM, the Proxy Statement and the Proxy Card to our shareholders of record as at 26 May 2015 (the “Record Date”).

Important Notice Regarding Availability of Proxy Materials for the GM to be held on 19 June 2015

A copy of the Company’s Notice of the GM, Proxy Statement and Proxy Card are available at http://www.abengoayield.com/web/en/investors/annual-shareholders-general-meeting/2015-annual-general-meeting/june-19-general-meeting/

Questions and Answers about Voting

1. Why am I receiving these materials?

We have sent you this Proxy Statement and the Proxy Card because our Board is soliciting your proxy to vote at the GM, including at any adjournments or postponements of the GM. You are invited to attend the GM to vote on the proposals described in this Proxy Statement. However, you do not need to attend the GM to vote your shares. Instead, you may simply complete, sign and return the enclosed Proxy Card.

We intend to mail this Proxy Statement and accompanying Proxy Card on or about 3 June 2015 to all shareholders of record entitled to vote at the GM.

2. Who can vote at the GM?

Only shareholders of record at the close of business on the record date, 17 June 2015, (“Vote Record Date”) will be entitled to vote at the GM.

Shareholder of Record: Shares Registered in Your Name

If, on the Vote Record Date, your shares were registered directly in your name with the transfer agent, Computershare Trust Company, NA (“Computershare”) then you are the shareholder of record. As a shareholder of record, you may vote in person at the GM or vote by proxy. Whether or not you plan to attend the GM, we urge you to fill out and return the enclosed Proxy Card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, on the Vote Record Date, your shares were held in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the GM. As a beneficial

ABENGOA YIELD

Notice of General Meeting on 19 June 2015

owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the GM. However, because you are not the shareholder of record, you may not vote your shares in person at the GM unless you request and obtain a valid legal proxy card from your broker or agent.

3. What constitutes a quorum?

For the purposes of the GM, a quorum is present if at least two members are present, holding or representing by proxy at least one-third in nominal value of the issued shares.

4. How do I vote my shares?

If you hold shares in “street name” – you should follow the directions provided by your broker, bank or other nominee. You may submit instructions by telephone or via the Internet to your broker, bank or other nominee, or request and return a paper Proxy Card to your broker, bank or other nominee. We will distribute physical ballots to anyone who wants to vote in person at the GM. If you hold shares in “street name” and wish to vote at the GM, you must obtain a legal proxy from your broker, bank or other nominee and present it to the inspector of election of the GM with your ballot.

Please note that voting on all resolutions will be conducted by way of poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held and is in accordance with the Company’s Articles of Association.

If you are a “shareholder of record” – you may appoint a proxy to vote on your behalf using any of the following methods:

•	Mail—by marking, signing and dating the Proxy Card and returning it in the prepaid envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way. Edgewood, NY 11717; by 1 pm, (London time) on 17 June 2015; or

•	By physical ballot at the GM.

If you properly give instructions as to your proxy appointment by executing and returning a paper Proxy Card, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

5. Who can be appointed as proxy?

A proxy does not need to be a member of the Company but must attend the GM to represent you. Your proxy could be the Chairman, another director of the Company or another person who has agreed to attend to represent you.

A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the Meeting. In accordance with the provisions of the Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

6. How will my shares be voted if I do not specify how they should be voted?

If you sign and send your Proxy Card but do not indicate how you want your shares to be voted, your shares will be voted by the persons appointed as proxies in accordance with the recommendations of our Board of Directors.

7. Can I change my vote or revoke a proxy?

A shareholder of record can revoke his or her proxy before the time of voting at the GM in several ways by:

1)	mailing a revised Proxy Card dated later than the prior Proxy Card;

ABENGOA YIELD

Notice of General Meeting on 19 June 2015

2)	voting in person at the GM; or

3)	notifying our Company Secretary in writing that you are revoking your proxy. Your revocation must be received before the GM to be effective.

If you hold shares in “street name” – you may change or revoke your voting instructions by contacting the broker, bank or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the GM as described above under “How do I vote my shares?” See also “What if I plan to attend the GM?”

8. Who counts the votes?

Broadridge Financial Solutions (“Broadridge”) has been engaged as our independent agent to tabulate shareholder votes. If you are a shareholder of record, your executed Proxy Card is returned directly to Broadridge for tabulation. If you hold your shares through a broker, your broker will return one Proxy Card to Broadridge on behalf of all of its clients.

9. How are votes counted?

Votes will be counted by Broadridge, who will separately count “for” and “against” votes and abstentions. In addition, with respect to the election of directors, Broadridge will count the number of “withheld” votes received for the nominees. If your shares are held in “street name,” you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

10. How many votes do I have?

On each matter to be voted upon, every member who is present in person or by proxy shall have one vote for each ordinary share as of the Vote Record Date.

11. What if I plan to attend the GM?

Attendance at the GM will be limited to shareholders as of the Vote Record Date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Shareholders holding shares in “street name” through brokerage accounts or by a bank or other nominee are required to show a brokerage statement or account statement reflecting share ownership as of the Vote Record Date in order to obtain admittance to the GM. However, if you hold shares in “street name” you will not be allowed to vote at the GM unless you obtain a legal proxy from your broker, bank or other nominee holding the shares.

12. What if I return a Proxy Card but do not make specific choices?

If we receive a signed and dated Proxy Card and the Proxy Card does not specify how your shares are to be voted, your shares will be voted “for” the matters submitted for approval at the GM.

13. How do you solicit proxies?

The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts.

14. What do I do if I receive more than one notice or Proxy Card?

If you hold your shares in more than one account, you will receive a notice or Proxy Card for each account. To ensure that all of your shares are voted, please sign, date and return all Proxy Cards. Please be sure to vote all of your shares.

ABENGOA YIELD

Notice of General Meeting on 19 June 2015

15. What if I have questions during the GM?

If you wish to ask a question please tell the Company Secretary on entry to the auditorium. Please endeavour to keep your questions short and relevant to the resolution being discussed. In the interests of orderly conduct of the meeting, we will allocate a slot for shareholders’ questions towards the end of the meeting and in light of time constraints would ask shareholders to limit questions to one question per shareholder. Of course, if shareholders have further questions the Chairman will endeavour to accommodate these.

16. May I bring a guest to the GM?

The GM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting as of right but they may be permitted entry at the absolute discretion of the Company.

Shareholders wishing to bring a guest must notify us in advance. Any shareholders wishing to bring a guest should contact Broadridge. Please see “Who is the transfer agent?” below for contact details. All guests must bring photographic proof of identity and enter the meeting at the same time as the shareholder.

17. Who is the transfer agent?

As noted above, our transfer agent is Computershare. All communications concerning shareholder of record accounts, including address changes, name changes, share transfer requirements and similar issues can be handled by contacting our transfer agent at Computershare Trust Company N.A (within the U.S., U.S. Territories and Canada).

18. How can I find out the results of the voting at the Meeting?

Voting results will be announced by the filing of a current report on Form 6-K and on our website http://www.abengoayield.com/web/en/investors/annual-shareholders-general-meeting/2015-annual-general-meeting/june-19-general-meeting/

19. How do I get to the GM venue?

The meeting will be held at Great West House, GW1, 17th Floor, Great West Road, Brentford, Middlesex, Greater London, TW8 9DF, United Kingdom.

ABENGOA YIELD

Notice of General Meeting on 19 June 2015

20. How do I contact the Company if I have any queries?

You may contact the Company at:

Abengoa Yield plc.

Company Secretary’s Office

Director of Investors Relations

Great West House, GW1, 17th Floor,

Great West Road, Brentford, Middlesex,

Greater London, TW8 9DF United Kingdom

Tel: +(44) 207 098 4384

e-mail: ir@abengoayield.com

You may contact the Transfer Agent at:

Computershare Trust Company, N.A.

Telephone Toll Free (In the US/Canada)

1-866 242 3610

Foreign Shareholders (Outside the US)

+1 (732) 491 0655

By Mail:

Computershare Investor Services

P.O. Box 43078

Providence, RI 02940-3078

United States of America

By Overnight Delivery:

Computershare Investor Services

250 Royall Street

Canton, MA 02021

United States of America